March 26, 2026	Release 6-2026

WESTERN COPPER AND GOLD REPORTS
2025 ANNUAL RESULTS AND CORPORATE UPDATE

Vancouver, B.C. Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) is pleased to announce the filing of its fourth quarter and annual financial results for the year ended December 31, 2025. The audited consolidated financial statements and management's discussion and analysis ("MD&A") are available on the Company's website at www.westerncopperandgold.com and have been filed under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All references to currency in this news release are in Canadian dollars, unless otherwise noted.

Highlights and Recent Developments

  Financial Summary: As of December 31, 2025, the Company held cash, cash equivalents and short-term investments of $50.5 million. During the year, the Company invested $21.6 million in exploration and evaluation activities to advance permitting and engineering at the Casino Project. Subsequent to year-end, the Company closed an upsized $92.0 million bought deal public offering (22,169,125 common shares at $4.15 per share), significantly strengthening its financial position.  As of March 26, 2026, the Company held cash, cash equivalents and short-term investments of approximately $135 million.
  Key Technical Appointments: On January 12, 2026, the Company announced the appointment of Bob Dirk as Chief Operating Officer and Christian Roldan as Vice President, Technical. Mr. Dirk brings 37 years of experience, including 20 years at Suncor Energy where he served as the senior operational leader on the Fort Hills mega-project. Mr. Roldan brings over 25 years of mine lifecycle experience, including senior roles with Newmont and direct experience navigating the Yukon Environmental and Socio-economic Assessment Board ("YESAB") assessment process, having successfully advanced the Coffee Project to a positive recommendation in the Yukon.
  YESAB Panel Review Progressing: On October 3, 2025, the Company submitted its Environmental and Socio-economic Effects Statement ("ESE Statement") to YESAB. As part of the sufficiency review phase, the Company is preparing responses to supplementary information and clarification requests received from YESAB's Executive Committee. The sufficiency review process may involve additional requests by YESAB before it is concluded. Upon a determination of sufficiency, the Executive Committee will proceed to formally establish the Panel to conduct its technical analysis of the Project.
  Government of Yukon Takes Action to Support Major Mines: On March 2, 2026, the Government of Yukon announced a restructuring of its Mineral Resources Branch, creating a dedicated Major Mines and Technical Services branch and establishing a Deputy Minister's Oversight Committee on Major Mines and Critical Minerals. These measures are designed to improve coordination, reduce permitting delays, and provide regulatory certainty for mine development projects in the territory.

  Infrastructure Advancement in the North: On November 13, 2025, Prime Minister Carney referred the Northwest Critical Conservation Corridor - including the proposed Yukon-B.C. Grid Connect - to the federal Major Projects Office to accelerate its development.

Sandeep Singh, President and Chief Executive Officer stated, "Western has spent years preparing for this stage of Casino's development. Over the past several months, we submitted our ESE Statement, brought on additional technical leadership, and closed a $92 million financing. We continue to responsibly progress one of Canada's most significant mining projects through the early stages of an assessment process, at a time when advancing these types of projects is of critical importance, and into a positive market backdrop."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is advancing the Casino Project, Canada's premier copper-gold mine in the Yukon and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh

President & CEO

Western Copper and Gold Corporation

For more information, please contact:

Cameron Magee

Director, Investor Relations & Corporate Development

Western Copper and Gold Corporation

437-219-5576 or cmagee@westerncopperandgold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding the Company's plans and ability to advance the Casino Project, including permitting, engineering and de-risking activities, the YESAB Panel Review process including the sufficiency review and the formal establishment of the Panel to conduct its technical analysis of the Project, the potential development of the Yukon-B.C. Grid Connect, the expected impact of federal and territorial policy initiatives, and the Company's financial position.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino Project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance, and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, such assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.